JAFFE & FALK, LLC
777 TERRACE AVENUE
HASBROUCK HEIGHTS, NEW JERSEY 07604
TELEPHONE (201) 288-8282
FACSIMILE (201) 288-8208
EMAIL: lej@jaffefalkllc.com

March 31, 2006

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:     Dialysis Corporation of America - File No. 0-8527; Annual Report on Form 10-K for the year ended December 31, 2005

Gentlemen:

Enclosed for filing pursuant to the EDGAR system is the Annual Report on Form 10-K (the “Annual Report”) for Dialysis Corporation of America (“DCA”) for the year ended December 31, 2005, with financial statements, schedule and exhibits.

The financial statements in the Annual Report do not reflect a change from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices.

Please note that Part III of the Annual Report incorporates a portion of the information from DCA’s definitive proxy statement, which is being completed with a record date of Friday, April 21, 2006, and is intended to be filed on or prior to April 30, 2006, which is within 120 days of DCA’s year end. There is no preliminary proxy statement, since the annual meeting relates only to the matters as provided in Rule 14a-6(a) of the Securities Exchange Act of 1934.

                        Very truly yours,

                        JAFFE & FALK, LLC

                        /s/ LAWRENCE E. JAFFE

                        Lawrence E. Jaffe, Esq.
                        Counsel to Dialysis Corporation of America
LEJ:nac
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